UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

Information furnished on this form

EXHIBIT

Exhibit Number	Description
1.	Corrections to “Status of Capital Adequacy” furnished on Form 6-K on September 14, 2007, January 31, 2008, August 7, 2008, January 29, 2009, July 30, 2009 and January 28, 2010

Note

Mizuho Financial Group, Inc. (the “Company”) furnished Reports of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding its Status of Capital Adequacy on September 14, 2007, January 31, 2008, August 7, 2008, January 29, 2009, July 30, 2009 and January 28, 2010. The Company is furnishing this Form 6-K/A to make corrections on certain figures as shown in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Executive Officer / CFO

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on September 14, 2007

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

Credit risk

(7) Credit risk exposure, etc.

Status of exposure to which the internal ratings-based approach is applied

Page 23:

(O) Actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2007	Actual losses	Actual losses
Corporate, Bank, Sovereign	1,030.0	1,131.3
Residential mortgage	110.5	110.5
Qualifying revolving loans (retail)	4.9	4.9
Other retail	63.1	63.1

Total	1,208.7	1,309.9

Note: Corrections are underlined.

Page 24:

(P) Comparison of estimated and actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2007	Actual losses	Actual losses
Corporate, Bank, Sovereign	1,030.0	1,131.3
Residential mortgage	110.5	110.5
Qualifying revolving loans (retail)	4.9	4.9
Other retail	63.1	63.1

Total	1,208.7	1,309.9

Note: Corrections are underlined.

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on January 31, 2008

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

Credit risk

(3) Credit risk exposure, etc.

Status of exposure to which the internal ratings-based approach is applied

Page 19:

(O) Actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2006 through September 30, 2007	Actual losses	Actual losses
Corporate	1,022.4	1,094.0
Sovereign	0.0	0.0
Bank	3.7	3.7
Residential mortgage	95.3	95.3
Qualifying revolving loans (retail)	5.1	5.1
Other retail	52.5	52.5

Total	1,179.5	1,251.2

Note: Corrections are underlined.

Page 19:

(P) Comparison of estimated and actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2006 through September 30, 2007	Actual losses	Actual losses
Corporate	1,022.4	1,094.0
Sovereign	0.0	0.0
Bank	3.7	3.7
Residential mortgage	95.3	95.3
Qualifying revolving loans (retail)	5.1	5.1
Other retail	52.5	52.5

Total	1,179.5	1,251.2

Note: Corrections are underlined.

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on August 7, 2008

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

Credit risk

(7) Credit risk exposure, etc.

Status of exposure to which the internal ratings-based approach is applied

Page 30:

(O) Actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2007	Actual losses	Actual losses
Corporate	1,025.2	1,126.5
Sovereign	0.9	0.9
Bank	3.8	3.8
Residential mortgage	110.5	110.5
Qualifying revolving loans (retail)	4.9	4.9
Other retail	63.1	63.1

Total	1,208.7	1,309.9

Note: Corrections are underlined.

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2008	Actual losses	Actual losses
Corporate	930.5	1,001.0
Sovereign	0.0	0.0
Bank	0.4	0.4
Residential mortgage	75.7	75.7
Qualifying revolving loans (retail)	4.7	4.7
Other retail	41.7	41.7

Total	1,053.3	1,123.8

Note: Corrections are underlined.

<Analysis>

<Before Correction>

Actual losses decreased by ¥155.4 billion from the previous fiscal year to ¥1,053.3 billion in the fiscal year ended March 31, 2008.

<After Correction>

Actual losses decreased by ¥186.1 billion from the previous fiscal year to ¥1,123.8 billion in the fiscal year ended March 31, 2008.

Note: Corrections are underlined.

Page 31:

(P) Comparison of estimated and actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2007	Actual losses	Actual losses
Corporate	1,025.2	1,126.5
Sovereign	0.9	0.9
Bank	3.8	3.8
Residential mortgage	110.5	110.5
Qualifying revolving loans (retail)	4.9	4.9
Other retail	63.1	63.1

Total	1,208.7	1,309.9

Note: Corrections are underlined.

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2008	Actual losses	Actual losses
Corporate	930.5	1,001.0
Sovereign	0.0	0.0
Bank	0.4	0.4
Residential mortgage	75.7	75.7
Qualifying revolving loans (retail)	4.7	4.7
Other retail	41.7	41.7

Total	1,053.3	1,123.8

Note: Corrections are underlined.

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on January 29, 2009

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

Credit risk

(3) Credit risk exposure, etc.

Status of exposure to which the internal ratings-based approach is applied

Page 23:

(O) Actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2006 through September 30, 2007	Actual losses	Actual losses
Corporate	1,022.4	1,094.0
Sovereign	0.0	0.0
Bank	3.7	3.7
Residential mortgage	95.3	95.3
Qualifying revolving loans (retail)	5.1	5.1
Other retail	52.5	52.5

Total	1,179.5	1,251.2

Note: Corrections are underlined.
	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2007 through September 30, 2008	Actual losses	Actual losses
Corporate	786.9	934.9
Sovereign	0.0	0.0
Bank	28.9	28.9
Residential mortgage	83.2	83.2
Qualifying revolving loans (retail)	4.9	4.9
Other retail	42.2	42.2

Total	946.3	1,094.3

Note: Corrections are underlined.

<Analysis>

<Before Correction>

Actual losses decreased by ¥233.2 billion from the period from October 1, 2006 through September 30, 2007, to ¥946.3 billion in the period from October 1, 2007 through September 30, 2008.

<After Correction>

Actual losses decreased by ¥156.9 billion from the period from October 1, 2006 through September 30, 2007, to ¥1,094.3 billion in the period from October 1, 2007 through September 30, 2008.

Note: Corrections are underlined.

Page 24:

(P) Comparison of estimated and actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2006 through September 30, 2007	Actual losses	Actual losses
Corporate	1,022.4	1,094.0
Sovereign	0.0	0.0
Bank	3.7	3.7
Residential mortgage	95.3	95.3
Qualifying revolving loans (retail)	5.1	5.1
Other retail	52.5	52.5

Total	1,179.5	1,251.2

Note: Corrections are underlined.

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2007 through September 30, 2008	Actual losses	Actual losses
Corporate	786.9	934.9
Sovereign	0.0	0.0
Bank	28.9	28.9
Residential mortgage	83.2	83.2
Qualifying revolving loans (retail)	4.9	4.9
Other retail	42.2	42.2

Total	946.3	1,094.3

Note: Corrections are underlined.

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on July 30, 2009

Capital adequacy ratio highlights

Capital adequacy ratio highlights

Page 2:

Mizuho Financial Group (Consolidated)	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of March 31, 2009
Consolidated capital adequacy ratio (BIS standard)	10.55%	10.53%
Tier 1 capital ratio	6.38%	6.37%

Tier 1 capital	3,766.3	3,765.0
Tier 2 capital	2,793.8	2,793.1
Deductions for total risk-based capital	333.2	334.5

Total risk-based capital	6,226.9	6,223.6

Risk-weighted assets	58,983.9	59,056.2

Note: Corrections are underlined.

(Reference) Mizuho Bank (Consolidated)	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of March 31, 2009
Consolidated capital adequacy ratio (Domestic standard)	11.78%	11.77%
Tier 1 capital ratio	6.66%	6.65%

Tier 1 capital	1,696.9	1,696.5
Tier 2 capital	1,382.6	1,382.6
Deductions for total risk-based capital	76.8	77.3

Total risk-based capital	3,002.7	3,001.8

Risk-weighted assets	25,478.3	25,497.9

(Reference) Consolidated capital adequacy ratio (BIS standard)	10.56%	10.56%

Note: Corrections are underlined.

Mizuho Bank (Non-Consolidated)	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of March 31, 2009
Non-consolidated capital adequacy ratio (Domestic standard)	11.78%	11.76%
Tier 1 capital ratio	6.64%	6.63%

Tier 1 capital	1,645.4	1,644.9
Tier 2 capital	1,368.6	1,368.3
Deductions for total risk-based capital	97.7	98.1

Total risk-based capital	2,916.3	2,915.2

Risk-weighted assets	24,756.5	24,776.0

(Reference) Non-consolidated capital adequacy ratio (BIS standard)	10.46%	10.45%

Note: Corrections are underlined.

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

Consolidated capital adequacy ratio

Page 5:

(2) Summary table of consolidated capital adequacy ratio (BIS Standard)			<Before Correction>	<After Correction>
			(Billions of yen)	(Billions of yen)
As of March 31, 2009
Tier 1 capital	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		54.6	55.9
	Total of Tier 1 capital before deduction of defferred tax assets (total of the above items)		3,766.3	3,765.0

	Total	(A)	3,766.3	3,765.0

Tier 2 capital	Total		2,879.9	2,879.9
	Tier 2 capital included as qualifying capital	(C)	2,793.8	2,793.1

Deductions for total risk-based capital	Deductions for total risk-based capital	(E)	333.2	334.5

Total risk-based capital	(A) + (C) + (D) – (E)	(F)	6,226.9	6,223.6

Risk-weighted assets	Credit risk-weighted assets	(G)	54,159.3	54,231.6

	On-balance-sheet items		43,561.6	43,629.3
	Off-balance-sheet items		10,597.7	10,602.3

	Total [(G) + (H) + (J) + (L) ]	(M)	58,983.9	59,056.2

Consolidated capital adequacy ratio (BIS standard) = (F)/(M)×100			10.55%	10.53%

Tier 1 capital ratio = (A)/(M) ×100			6.38%	6.37%

Page 6: Notes:

<Before Correction>

4. The amounts of net deferred tax assets as of March 31, 2008 and 2009 were ¥596.5 billion and ¥714.6 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of March 31, 2008 and 2009 were ¥976.0 billion and ¥753.2 billion, respectively.

<After Correction>

4. The amounts of net deferred tax assets as of March 31, 2008 and 2009 were ¥596.5 billion and ¥714.6 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of March 31, 2008 and 2009 were ¥976.0 billion and ¥753.0 billion, respectively.

Note: Corrections are underlined.

Risk-based Capital

Page 19:

(5) Required capital by portfolio classification	<Before Correction>	(Billions of yen)	<After Correction>	(Billions of yen)
	EAD	Required capital	EAD	Required capital
As of March 31, 2009
Credit risk	155,516.2	5,907.0	155,523.8	5,915.4

Internal ratings-based approach	146,715.4	5,602.1	146,711.0	5,610.3
Corporate (except specialized lending)	55,192.8	3,437.5	55,192.8	3,445.7
Sovereign	54,333.3	64.0	54,333.2	64.0
Bank	6,561.6	188.6	6,557.2	188.6
Securitizations	5,645.3	80.4	5,645.3	80.5

Standardized approach	8,800.8	304.8	8,812.8	305.0
Bank	2,290.7	41.0	2,302.8	41.2

Total required capital (consolidated)	n.a.	4,718.7	n.a.	4,724.4

Note: Corrections are underlined.

Credit risk

(7) Credit risk exposure, etc.

Status of credit risk exposure

Page 21:

(A) Breakdown by geographical area

	<Before Correction>	(Billions of yen)	<After Correction>	(Billions of yen)
As of March 31, 2009	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Domestic	81,277.1	113,375.6	81,273.6	113,372.2

Overseas	16,524.9	26,812.3	16,523.9	26,811.3
Western Europe	4,077.9	7,588.9	4,077.0	7,587.9

Total	97,802.0	140,187.9	97,797.6	140,183.5

Exempt portion	n.a.	8,763.6	n.a.	8,775.6

Note: Corrections are underlined.

Page 22:

(B) Breakdown by industry

	<Before Correction>	(Billions of yen)	<After Correction>	(Billions of yen)
As of March 31, 2009	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Finance and insurance	10,190.8	16,069.9	10,186.4	16,065.5

Total	97,802.0	140,187.9	97,797.6	140,183.5

Exempt portion	n.a.	8,763.6	n.a.	8,775.6

Note: Corrections are underlined.

Page 23:

(C) Breakdown by residual contractual maturity

	<Before Correction>	(Billions of yen)	<After Correction>	(Billions of yen)
As of March 31, 2009	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Total
Less than one year	34,167.8	44,954.1	34,163.4	44,949.7

Total	97,802.0	140,187.9	97,797.6	140,183.5

Exempt portion	n.a.	8,763.6	n.a.	8,775.6

Note: Corrections are underlined.

Status of exposure to which the standardized approach is applied

Page 27:

(I) Exposure by risk weight category after applying credit risk mitigation

		<Before Correction>		(Billions of yen)	<After Correction>		(Billions of yen)
As of March 31, 2009		On-balance sheet	Off-balance sheet	Total	On-balance sheet	Off-balance sheet	Total
Risk Weight	20%	439.0	1,815.7	2,254.8	439.0	1,827.7	2,266.8
	50%	48.6	13.2	61.9	48.6	13.2	61.8

Total		3,247.2	5,516.3	8,763.6	3,247.2	5,528.4	8,775.6

Note: Corrections are underlined.

Status of exposure to which the internal ratings-based approach is applied

Page 29:

(M) Portfolio by asset class and ratings segment (Corporate)

	<Before Correction>				(Billions of yen, except percentages)
	LGD (EAD	EL default	Risk weight
	weighted	(EAD weighted	(EAD weighted		On-balance	Off-balance
As of March 31, 2009	average)(%)	average)(%)	average)(%)	EAD	sheet	sheet
Corporate	36.12	n.a.	50.09	57,948.7	43,672.7	14,276.0
Investment grade zone	37.25	n.a.	26.37	31,782.9	21,536.7	10,246.2
Non-investment grade zone	33.17	n.a.	81.72	24,327.0	20,389.9	3,937.1
Default	55.58	52.45	41.46	1,838.6	1,745.9	92.6

Sovereign	39.14	n.a.	1.45	54,390.8	38,534.3	15,856.5
Investment grade zone	39.14	n.a.	1.22	54,251.4	38,398.7	15,852.6

Bank	38.16	n.a.	29.13	6,714.0	2,508.7	4,205.2
Investment grade zone	37.71	n.a.	23.90	6,184.8	2,254.0	3,930.7

Total	37.97	n.a.	27.65	119,870.9	85,533.2	34,337.7
Investment grade zone	38.71	n.a.	12.07	92,789.4	62,759.8	30,029.6
Non-investment grade zone	33.86	n.a.	84.05	25,192.3	20,978.1	4,214.2
Default	56.63	53.55	40.81	1,889.1	1,795.2	93.9

	<After Correction>				(Billions of yen, except percentages)
	LGD (EAD	EL default	Risk weight
	weighted	(EAD weighted	(EAD weighted		On-balance	Off-balance
As of March 31, 2009	average)(%)	average)(%)	average)(%)	EAD	sheet	sheet
Corporate	36.19	n.a.	50.20	57,948.7	43,672.7	14,276.0
Investment grade zone	37.30	n.a.	26.40	31,784.8	21,538.5	10,246.2
Non-investment grade zone	33.26	n.a.	81.96	24,325.2	20,388.1	3,937.1
Default	55.69	52.55	41.58	1,838.6	1,745.9	92.6

Sovereign	39.15	n.a.	1.45	54,390.8	38,534.3	15,856.5
Investment grade zone	39.15	n.a.	1.22	54,251.4	38,398.7	15,852.6

Bank	38.16	n.a.	29.14	6,709.6	2,508.7	4,200.8
Investment grade zone	37.71	n.a.	23.91	6,180.4	2,254.0	3,926.3

Total	38.01	n.a.	27.71	119,866.5	85,533.2	34,333.3
Investment grade zone	38.73	n.a.	12.08	92,786.8	62,761.6	30,025.2
Non-investment grade zone	33.94	n.a.	84.28	25,190.5	20,976.3	4,214.2
Default	56.73	53.64	40.93	1,889.1	1,795.2	93.9

Note: Corrections are underlined.

Page 30:

(N) Portfolio by asset class and ratings segment (Retail)

	<Before Correction>	<After Correction>
As of March 31, 2009	Risk weight (EAD weighted average)(%)	Risk weight (EAD weighted average)(%)
Other retail	58.31	58.31
Non-default	58.88	58.89

Note: Correction is underlined.

Page 31:

(O) Actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2008	Actual losses	Actual losses
Corporate	930.5	1,001.0
Sovereign	0.0	0.0
Bank	0.4	0.4

Total	1,053.3	1,123.8

Note: Corrections are underlined.

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2009	Actual losses	Actual losses
Corporate	951.3	1,137.4
Sovereign	0.0	0.0
Bank	29.5	29.5

Total	1,107.0	1,293.1

Note: Corrections are underlined.

<Analysis>

<Before Correction>

Actual losses increased by ¥53.7 billion from the previous fiscal year to ¥1,107.0 billion in the fiscal year ended March 31, 2009.

<After Correction>

Actual losses increased by ¥169.3 billion from the previous fiscal year to ¥1,293.1 billion in the fiscal year ended March 31, 2009.

Note: Corrections are underlined.

Page 31:

(P) Comparison of estimated and actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2007	Actual losses	Actual losses
Corporate	1,025.2	1,126.5
Sovereign	0.9	0.9
Bank	3.8	3.8

Total	1,208.7	1,309.9

Note: Corrections are underlined.

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2008	Actual losses	Actual losses
Corporate	930.5	1,001.0
Sovereign	0.0	0.0
Bank	0.4	0.4

Total	1,053.3	1,123.8

Note: Corrections are underlined.

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the fiscal year ended March 31, 2009	Actual losses	Actual losses
Corporate	951.3	1,137.4
Sovereign	0.0	0.0
Bank	29.5	29.5

Total	1,107.0	1,293.1

Note: Corrections are underlined.

Methods for credit risk mitigation

Page 32:

(9) Credit risk mitigation by portfolio classification

	<Before Correction>		(Billions of yen)		<After Correction>		(Billions of yen)
As of March 31, 2009	Financial collateral	Other collateral	Guarantees	Total	Financial collateral	Other collateral	Guarantees	Total
Internal ratings-based approach	2,481.0	4,993.3	5,246.5	13,126.1	2,480.5	4,869.5	5,248.3	13,003.7
Corporate	2,066.3	4,912.4	2,781.1	10,165.1	2,065.8	4,800.5	2,783.0	10,054.6
Sovereign	0.3	28.2	1,433.2	1,461.8	0.3	16.4	1,433.2	1,450.0
Retail	13.9	51.8	812.2	878.0	13.9	51.7	812.2	878.0
Other retail	13.9	51.8	511.3	577.1	13.9	51.7	511.3	577.0

Total	4,699.3	4,993.3	5,301.1	15,398.9	4,698.8	4,869.5	5,302.9	15,276.5

Note: Corrections are underlined.

Counterparty risk in derivatives transactions and long-settlement transactions

(11) Status of counterparty risk in derivatives transactions and long-settlement transactions

Page 34:

(B) Amounts of credit risk mitigation by type

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of March 31, 2009
Other collateral	75.9	75.8

Total	138.4	138.2

Note: Corrections are underlined.

Securitization exposure

(14) Quantitative disclosure items for securitization exposure

Securitization exposure as originator

Page 37:

(B) Information of securitization exposure retained or purchased

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of March 31, 2009	Required capital	Required capital
Risk weight Up to 250%	3.3	3.4

Total	16.0	16.1

Note: Corrections are underlined.

Market and Liquidity Risk Management

Outlier Criteria

Page 48:

Results of calculations under the outlier framework

	<Before Correction>			<After Correction>
	(in billions of yen, except percentages)			(in billions of yen, except percentages)
	Amount of loss	Broadly-defined capital	Loss ratio to capital	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of March 31, 2009	532.4	6,226.9	8.5%	532.4	6,223.6	8.5%

Note: Correction is underlined.

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on January 28, 2010

Capital adequacy ratio highlights

Capital adequacy ratio highlights

Page 2:

Mizuho Financial Group (Consolidated)	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)
As of September 30, 2009
Consolidated capital adequacy ratio (BIS standard)	12.91%	12.89%
Tier 1 capital ratio	8.71%	8.69%
Tier 1 capital	5,148.7	5,147.4
Tier 2 capital	2,733.4	2,733.4
Deductions for total risk-based capital	249.5	250.8
Total risk-based capital	7,632.6	7,630.0
Risk-weighted assets	59,102.3	59,170.0

Note: Corrections are underlined.

(Reference)

Mizuho Bank (Consolidated)	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of September 30, 2009
Consolidated capital adequacy ratio (Domestic standard)	12.79%	12.77%
Tier 1 capital ratio	7.50%	7.49%
Tier 1 capital	1,837.1	1,836.2
Tier 2 capital	1,355.9	1,355.9
Deductions for total risk-based capital	62.1	63.0
Total risk-based capital	3,130.9	3,129.2
Risk-weighted assets	24,472.1	24,493.7
(Reference) Consolidated capital adequacy ratio (BIS standard)	12.76%	12.75%

Note: Corrections are underlined.

Mizuho Bank (Non-Consolidated)	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of September 30, 2009
Non-consolidated capital adequacy ratio (Domestic standard)	13.01%	12.99%
Tier 1 capital ratio	7.65%	7.64%
Tier 1 capital	1,798.2	1,797.3
Tier 2 capital	1,355.0	1,355.0
Deductions for total risk-based capital	98.3	99.2
Total risk-based capital	3,054.9	3,053.1
Risk-weighted assets	23,480.7	23,502.3
(Reference) Non-consolidated capital adequacy ratio (BIS standard)	12.95%	12.93%

Note: Corrections are underlined.

Status of Mizuho Financial Group’s consolidated capital adequacy

Consolidated capital adequacy ratio

Page 3:

(1) Summary table of consolidated capital adequacy ratio (BIS standard)

			<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of September 30, 2009
Tier 1 capital	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		55.2	56.5
	Total of Tier 1 capital before deduction of deferred tax assets (total of the above items)		5,148.7	5,147.4

	Total	(A)	5,148.7	5,147.4

Deductions for total risk-based capital	Deductions for total risk-based capital	(E)	249.5	250.8

Total risk-based capital	(A)+(C)+(D)–(E)	(F)	7,632.6	7,630.0

Risk-weighted assets	Credit risk-weighted assets	(G)	53,802.2	53,869.9

	On-balance-sheet items		44,019.0	44,084.7
	Off-balance-sheet items		9,783.1	9,785.2

	Total [(G)+(H)+(J)+(L)]	(M)	59,102.3	59,170.0

Consolidated capital adequacy ratio (BIS standard) = (F)/(M)×100			12.91%	12.89%

Tier 1 capital ratio = (A)/(M)×100			8.71%	8.69%

Page 4: Notes :

<Before Correction>

4. The amounts of net deferred tax assets as of September 30, 2008 and 2009 were ¥841.0 billion and ¥615.1 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of September 30, 2008 and 2009 were ¥949.4 billion and ¥1,029.7 billion, respectively.

<After Correction>

4. The amounts of net deferred tax assets as of September 30, 2008 and 2009 were ¥841.0 billion and ¥615.1 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of September 30, 2008 and 2009 were ¥949.4 billion and ¥1,029.4 billion, respectively.

Note: Corrections are underlined.

Risk-based capital

Page 14:

(2) Required capital by portfolio classification

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of September 30, 2009	Required capital	Required capital
Credit risk	5,973.0	5,981.0

Internal ratings-based approach	5,706.0	5,714.1
Corporate (except specialized lending)	3,436.0	3,444.0
Securitizations	74.1	74.2

Total required capital (consolidated)	4,728.1	4,733.6

Note: Corrections are underlined.

Credit risk

(3) Credit risk exposure, etc.

Status of exposure to which the internal ratings-based approach is applied

Page 27:

(M) Portfolio by asset class and ratings segment (Corporate)

	<Before Correction>		(Billions of yen, except percentages)
	LGD (EAD	EL default	Risk weight	EAD
As of September 30, 2009	weighted average)(%)	(EAD weighted average)(%)	(EAD weighted average)(%)	(Billions of yen)	On-balance sheet
Corporate	35.82	n.a.	51.68	54,862.3	40,452.0
Investment grade zone	36.67	n.a.	26.37	29,241.7	19,081.6
Non-investment grade zone	33.09	n.a.	83.46	23,778.9	19,608.8
Default	57.68	54.43	43.10	1,841.7	1,761.5

Total	37.90	n.a.	27.75	117,517.3	85,187.8
Investment grade zone	38.57	n.a.	11.47	90,684.4	63,009.3
Non-investment grade zone	33.86	n.a.	85.86	24,927.3	20,356.3
Default	58.93	55.74	42.29	1,905.5	1,822.1

	<After Correction>		(Billions of yen, except percentages)
	LGD (EAD	EL default	Risk weight	EAD
As of September 30, 2009	weighted average)(%)	(EAD weighted average)(%)	(EAD weighted average)(%)	(Billions of yen)	On-balance sheet
Corporate	35.87	n.a.	51.80	54,862.3	40,452.0
Investment grade zone	36.67	n.a.	26.37	29,242.2	19,082.1
Non-investment grade zone	33.19	n.a.	83.73	23,778.3	19,608.3
Default	57.78	54.52	43.24	1,841.7	1,761.5

Total	37.92	n.a.	27.81	117,517.3	85,187.8
Investment grade zone	38.57	n.a.	11.48	90,684.9	63,009.8
Non-investment grade zone	33.95	n.a.	86.12	24,926.7	20,355.8
Default	59.03	55.83	42.43	1,905.5	1,822.1

Note: Corrections are underlined.

Page 30:

(O) Actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2007 through September 30, 2008	Actual losses	Actual losses
Corporate	786.9	934.9
Sovereign	0.0	0.0
Bank	28.9	28.9
Residential mortgage	83.2	83.2
Qualifying revolving loans (retail)	4.9	4.9
Other retail	42.2	42.2

Total	946.3	1,094.3

Note: Corrections are underlined.

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2008 through September 30, 2009	Actual losses	Actual losses
Corporate	1,006.3	1,066.1
Sovereign	0.0	0.0
Bank	37.5	37.5
Residential mortgage	124.7	93.6
Qualifying revolving loans (retail)	7.0	7.0
Other retail	53.1	43.5

Total	1,228.9	1,247.9

Note: Corrections are underlined.

<Analysis>

<Before Correction>

Actual losses increased by ¥282.6 billion from the period from October 1, 2007 through September 30, 2008 to ¥1,228.9 billion in the period from October 1, 2008 through September 30, 2009.

<After Correction>

Actual losses increased by ¥153.6 billion from the period from October 1, 2007 through September 30, 2008 to ¥1,247.9 billion in the period from October 1, 2008 through September 30, 2009.

Note: Corrections are underlined.

(P) Comparison of estimated and actual losses by asset class

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2006 through September 30, 2007	Actual losses	Actual losses
Corporate	1,022.4	1,094.0
Sovereign	0.0	0.0
Bank	3.7	3.7
Residential mortgage	95.3	95.3
Qualifying revolving loans (retail)	5.1	5.1
Other retail	52.5	52.5

Total	1,179.5	1,251.2

Note: Corrections are underlined.

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2007 through September 30, 2008	Actual losses	Actual losses
Corporate	786.9	934.9
Sovereign	0.0	0.0
Bank	28.9	28.9
Residential mortgage	83.2	83.2
Qualifying revolving loans (retail)	4.9	4.9
Other retail	42.2	42.2

Total	946.3	1,094.3

Note: Corrections are underlined.

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
For the period from October 1, 2008 through September 30, 2009	Actual losses	Actual losses
Corporate	1,006.3	1,066.1
Sovereign	0.0	0.0
Bank	37.5	37.5
Residential mortgage	124.7	93.6
Qualifying revolving loans (retail)	7.0	7.0
Other retail	53.1	43.5

Total	1,228.9	1,247.9

Note: Corrections are underlined.

Methods for credit risk mitigation

Page 31:

(4) Credit risk mitigation by portfolio classification

	<Before Correction>		(Billions of yen)		<After Correction>		(Billions of yen)
As of September 30, 2009	Financial collateral	Other collateral	Guarantees	Total	Financial collateral	Other collateral	Guarantees	Total
Internal ratings-based approach	3,019.3	5,005.3	5,427.4	13,626.2	3,014.9	4,939.0	5,427.9	13,556.0
Corporate	2,488.4	4,929.5	2,890.0	10,462.4	2,484.1	4,864.0	2,890.6	10,393.1
Sovereign	0.5	26.5	1,482.5	1,509.6	0.5	25.7	1,482.5	1,508.8
Retail	13.2	47.5	816.5	877.3	13.2	47.4	816.5	877.2
Other retail	13.2	47.5	528.8	589.6	13.2	47.4	528.8	589.5

Total	5,513.8	5,005.3	5,515.0	16,208.4	5,509.4	4,939.0	5,515.6	16,138.2

Note: Corrections are underlined.

Counterparty risk in derivatives transactions and long-settlement transactions

(5) Status of counterparty risk in derivatives transactions and long-settlement transactions

Page 33:

(B) Amounts of credit risk mitigation by type

	<Before Correction> (Billions of yen)	<After Correction> (Billions of yen)
As of September 30, 2009
Other collateral	72.5	72.4

Total	158.0	157.9

Note: Corrections are underlined.

Securitization exposure

(6) Quantitative disclosure items for securitization exposure

Page 36:

(B) Information of securitization exposure retained or purchased

		<Before Correction>	(Billions of yen)		<After Correction>	(Billions of yen)
As of September 30, 2009		Residential mortgage loans	Total	Required capital	Residential mortgage loans	Total	Required capital
Risk weight	Up to 100%	40.5	43.6	3.3	—	3.0	0.1
	Up to 250%	—	1.5	0.3	40.5	42.0	3.5

Total		40.5	806.6	9.7	40.5	806.6	9.8

Note: Corrections are underlined.

Market Risk

Outlier criteria

Page 41:

The following table shows results of calculations under the outlier framework.

	<Before Correction>		(Billions of yen)	<After Correction>		(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of March 31, 2009	532.4	6,226.9	8.5%	532.4	6,223.6	8.5%
As of September 30, 2009	695.3	7,632.6	9.1%	695.3	7,630.0	9.1%

Note: Corrections are underlined.